SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

                  In connection with the issuance and sale by the Development Authority of Appling County (the "Appling Authority") of $18,500,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Hatch Project), First Series 1997 (the "Appling Revenue Bonds"), the issuance and sale by the Development Authority of Bartow County (the "Bartow Authority") of $38,000,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Bowen Project), First Series 1997 (the "Bartow Revenue Bonds"), the issuance and sale by the Development Authority of Burke County (the "Burke Authority") of $50,000,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Second Series 1997 (the "Burke Revenue Bonds"), the Development Authority of Heard County (the "Heard Authority") of $33,700,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Wansley Project), First Series 1997 (the "Heard Revenue Bonds"), the issuance and sale by the Development Authority of Monroe County (the "Monroe Authority") of $17,500,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Scherer Project), Second Series 1997 (the "Monroe Revenue Bonds"), and the issuance and sale by the Development Authority of Putnam County (the "Putnam Authority") of $37,000,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Branch Project), Second Series 1997 (the "Putnam Revenue Bonds" and, together with the Appling Revenue Bonds, the Bartow Revenue Bonds, the Burke Revenue Bonds, the Heard Revenue Bonds and the Monroe Revenue Bonds, the "Revenue Bonds"), the Company issued the following:

                  (a) promissory note dated September 16, 1997 in the principal amount of $18,500,000 (the "Appling Note"), evidencing the obligation of the Company to repay the Appling Authority's loan (the "Appling Loan") to it of the proceeds of the Appling Revenue Bonds,

                  (b) promissory note dated September 16, 1997 in the principal amount of $38,000,000 (the "Bartow Note"), evidencing the obligation of the Company to repay the Bartow Authority's loan (the "Bartow Loan") to it of the proceeds of the Bartow Revenue Bonds,

                  (c) promissory note dated September 16, 1997 in the principal amount of $50,000,000 (the "Burke Note"), evidencing the obligation of the Company to repay the Burke Authority's loan (the "Burke Loan") to it of the proceeds of the Burke Revenue Bonds,

                  (d) promissory note dated September 16, 1997 in the principal amount of $33,700,000 (the "Heard Note"), evidencing the obligation of the Company to repay the Heard Authority's loan (the "Heard Loan") to it of the proceeds of the Heard Revenue Bonds,

                  (e) promissory note dated September 16, 1997 in the principal amount of $17,500,000 (the "Monroe Note"), evidencing the obligation of the Company to repay the Monroe Authority's loan (the "Monroe Loan") to it of the proceeds of the Monroe Revenue Bonds, and

                  (f) promissory note dated September 16, 1997 in the principal amount of $37,000,000 (the "Putnam Note"), evidencing the obligation of the Company to repay the Putnam Authority's loan (the "Putnam Loan") to it of the proceeds of the Putnam Revenue Bonds.

Item 2.  Issue, renewal or guaranty.

                  Issue.

Item 3.  Principal amount of each security.

                  See Item 1 hereinabove.

Item 4.  Rate of interest per annum of each security.

                    Each of the Notes will bear interest at the rate or rates of interest borne by the corresponding series of Revenue Bonds.

                    Initially, the Appling Revenue Bonds, the Heard Revenue Bonds and the Monroe Revenue Bonds will bear interest from the date of their original issuance and delivery at a Daily Rate determined by Citicorp Securities Inc., the Remarketing Agent for the Appling Revenue Bonds, the Heard Revenue Bonds and the Monroe Revenue Bonds.

                    Initially, the Bartow Revenue Bonds will bear interest from the date of their original issuance and delivery at a Daily Rate determined by Merchant Capital, L.L.C., the Remarketing Agent for the Bartow Revenue Bonds.

                    Initially, the Burke Revenue Bonds and the Putnam Revenue Bonds will bear interest from the date of their original issuance and delivery at a Daily Rate determined by J. P. Morgan & Co. the Remarketing Agent for the Burke Revenue Bonds and the Putnam Revenue Bonds.

                    The Company may from time to time change the method of determining the interest rate on any series of the Revenue Bonds to a Daily, Weekly, Commercial Paper or Long-Term Interest Rate.

Item 5. Date of issue, renewal or guaranty of each security.

                  September 16, 1997.

Item 6. If renewal of security, give date of original issue.

                  Not Applicable.

Item 7.  Date of maturity of each security.

                  The Appling Note  -   September 1, 2029, subject to prepayment
                                        or prior redemption.

                  The Bartow Note   -   September 1, 2029, subject to prepayment
                                        or prior redemption.

                  The Burke Note    -   September 1, 2034, subject to prepayment
                                        or prior redemption.

                  The Heard Note    -   September 1, 2029, subject to prepayment
                                        or prior redemption.

                  The Monroe Note   -   September 1, 2029, subject to prepayment
                                        or prior redemption.

                  The Putnam Note   -   September 1, 2029, subject to prepayment
                                        or prior redemption.

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

                  The Notes were issued in favor of the respective Authorities and assigned by each of them to The Bank of New York, as trustee (the "Revenue Bond Trustee") for the benefit of the holders of the respective series of Revenue Bonds.

Item 9. Collateral given with each security, if any.

                  None.

Item 10. Consideration received for each security.

                  The Company issued the Notes in consideration of the Loans aggregating $194,700,000 (the "Loans' Proceeds").

Item 11. Application of proceeds of each security.

                  The Loans' Proceeds have been deposited with the Revenue Bond Trustee and will be applied to the refunding redemptions of $38,000,000 outstanding 6.20% Development Authority of Bartow County Pollution Control Revenue Bonds (Georgia Power Company Plant Bowen Project), First Series 1992 due August 1, 2022; $37,000,000 outstanding 6.20% Development Authority of Putnam County Pollution Control Revenue Bonds (Georgia Power Company Plant Branch Project), First Series 1992 due August 1, 2022; $5,700,000 outstanding 6.20% Development Authority of Appling County Pollution Control Revenue Bonds (Georgia Power Company Plant Hatch Project), First Series 1992 due September 1, 2022; $7,700,000 outstanding 6.20% Development Authority of Heard County Pollution Control Revenue Bonds (Georgia Power Company Plant Wansley Project), First Series 1992 due September 1, 2022; $17,500,000 outstanding 6.20% Development Authority of Monroe County Pollution Control Revenue Bonds (Georgia Power Company Plant Scherer Project), First Series 1992 due September 1, 2022; $12,800,000 outstanding 5.70% Development Authority of Appling County Pollution Control Revenue Bonds (Georgia Power Company Plant Hatch Project), Second Series 1992 due September 1, 2004; $26,000,000 outstanding 5.70%
                  Development Authority of Heard County Pollution Control Revenue Bonds (Georgia Power Company Plant Wansley Project), Second Series 1992 due September 1, 2004; and $50,000,000 outstanding 9 3/8% Development Authority of Burke County Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project),Second Series 1987 due December 1, 2017.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                  a.  the provisions contained in the first sentence of
                      Section 6(b)___

                  b.  the provisions contained in the fourth sentence of
                      Section 6(b)___

                  c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of
         Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52.


Date:  September 25, 1997                GEORGIA POWER COMPANY



                                         By:  /s/Wayne Boston
                                                 Wayne Boston
                                             Assistant Secretary